                                                                                                        EXHIBIT 12
                                                             KENTUCKY POWER COMPANY
                                                Computation of Ratio of Earnings to Fixed Charges
                                                        (in thousands except ratio data)
                                                                   Year Ended December 31,
                                                       1989       1990       1991       1992      1993
Fixed Charges:
 Interest on First Mortgage Bonds. . . . . . . . . . $ 7,715    $ 7,715    $11,064    $13,275   $17,472
 Interest on Other Long-term Debt. . . . . . . . . .  11,631     11,455      9,345      7,668     2,033
 Interest on Short-term Debt . . . . . . . . . . . .     150        945        856        413     1,001
 Miscellaneous Interest Charges. . . . . . . . . . .     853        861      1,027        861       523
 Estimated Interest Element in Lease Rentals . . . .     900        300        800        800       800
      Total Fixed Charges. . . . . . . . . . . . . . $21,249    $21,276    $23,092    $23,017   $21,829

Earnings:
 Net Income. . . . . . . . . . . . . . . . . . . . . $36,324    $32,480    $28,465    $26,537   $18,031
 Plus Federal Income Taxes . . . . . . . . . . . . .  12,949     10,827      5,662      1,465     1,620
 Plus State Income Taxes . . . . . . . . . . . . . .   3,590      3,828      2,389      1,891     1,116
 Plus Fixed Charges (as above) . . . . . . . . . . .  21,249     21,276     23,092     23,017    21,829
      Total Earnings . . . . . . . . . . . . . . . . $74,112    $68,411    $59,608    $52,910   $42,596

Ratio of Earnings to Fixed Charges . . . . . . . . .    3.48       3.21       2.58       2.29      1.95
